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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

STATS ChipPAC Ltd.
(Name of Issuer)
Ordinary Shares, including Ordinary Shares represented by
American Depositary Shares (each representing ten Ordinary Shares)
(Title of Class of Securities)
CUSIP No. 85227G102
(CUSIP Number)
Lena Chia, Director
Singapore Technologies Semiconductors Pte Ltd
60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
238891
Singapore
Telephone: (65) 6890-7188
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
COPY TO:
David W. Hirsch
Cleary Gottlieb Steen & Hamilton LLP
One Garden Road
Bank of China Tower
Hong Kong
Telephone: (852) 2532-3731
April 13, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE
EX-99.1 Information Concerning Directors and Executive Officers of STSPL and Temasek
EX-99.4 Joint Filing Agreement

CUSIP No.	85227G102

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Singapore Technologies Semiconductors Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC and AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,545,759,089

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,545,759,089

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,545,759,089

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	72.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	85227G102

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Temasek Holdings (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,545,759,089

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,545,759,089

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,545,759,089

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	72.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO and HC

Item 1.	Security and Issuer
     This statement on Schedule 13D relates to the ordinary shares (CUSIP No. 85227G102) (the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (each representing ten Ordinary Shares) (the “ADSs”, and, together with the Ordinary Shares, the “Securities”) of STATS ChipPAC Ltd., a company organized and existing under the laws of the Republic of Singapore (the “Company”). The address of the Company’s principal executive offices is 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059.

Item 2.	Identity and Background
     This statement is being filed by Singapore Technologies Semiconductors Pte Ltd (“STSPL”) and Temasek Holdings (Private) Limited (“Temasek,” and together with STSPL, the “Filing Persons”).
     STSPL is a company organized and existing under the laws of the Republic of Singapore and a wholly-owned subsidiary of Temasek. STSPL’s principal business address is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891. STSPL is an investment holding company. Information regarding the directors of STSPL is set forth in Exhibit 99.1 hereto.
     Temasek is a company organized and existing under the laws of the Republic of Singapore. Temasek is wholly owned by The Minister for Finance, Incorporated, a body corporate constituted under Singapore law that is controlled by the Government of Singapore. Temasek’s principal business address is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891. Temasek is an investment holding company. Information regarding the executive officers and directors of Temasek is also set forth in Exhibit 99.1 hereto.
     During the last five years, none of STSPL or Temasek, or, to the knowledge of STSPL and Temasek, any of the persons listed as directors or executive officers of STSPL or Temasek in Schedule A of the Offer to Purchase, respectively, has been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.
     During the last five years, none of STSPL or Temasek, or, to the knowledge of STSPL and Temasek, any of the persons listed as directors or executive officers of STSPL or Temasek in Schedule A of the Offer to Purchase, respectively, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
     STSPL funded the purchases of Ordinary Shares described in Item 5(c) below (the “Purchase Shares”) using working capital and borrowings from Temasek and/or an affiliate that is wholly-owned by Temasek. The aggregate purchase price for the Purchase Shares acquired or to be acquired by STSPL is S$1,458,679,160.75.

Item 4.	Purpose of Transaction
     The Purchase Shares were acquired as part of STSPL’s plan to increase its shareholding in the Company and, if possible, to acquire the entire equity interest in the Company that it does not currently own. The acquisition of the Purchase Shares was made pursuant to the cash tender offer (the “Offer”) by STSPL for all of the outstanding (i) Ordinary Shares, (ii) ADSs, and (iii) Convertible Notes due 2008 and 2.50% Convertible Subordinated Notes due 2008 of the Company as set forth in the Schedule TO filed by the Filing Persons with the SEC on March 16, 2007, as amended, including the Offer to Purchase and the accompanying acceptance forms.
     The Offer is being conducted in accordance with Singapore law, including the Singapore Code on Take-overs and Mergers (the “Singapore Code”) and the rules of the Singapore Exchange Securities Trading Limited (the

“SGX-ST”) and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”).
     The disclosure set out in the Offer to Purchase, dated March 16, 2007 (the “Offer to Purchase”), which is included as an exhibit hereto, under the headings “SPECIAL FACTORS — Section 2. Purpose and Reasons for the Offer; Plans for the Company after the Offer and the Compulsory Acquisition”, “SPECIAL FACTORS — 5. Effects of the Offer and the Compulsory Acquisition” and “THE OFFER — 15. Effect of the Offer on the Market for the Ordinary Shares and ADSs; the SGX-ST and Nasdaq Listings; Exchange Act Registration and Margin Regulations” is incorporated herein by reference.
     Except as set forth in this Item 4, neither STSPL nor Temasek has any present plans or proposals which relate to or would result in the occurrence of any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D (although the right to develop such plans or proposals is reserved).

Item 5.	Interest in Securities of the Issuer
     (a) STSPL beneficially owns 1,545,759,089 Ordinary Shares, including 289,352,190 Ordinary Shares represented by ADSs and the 97,027,080 Ordinary Shares into which the US$89,915,000 principal amount of Convertible Subordinated Notes due 2008 of the Company may be converted, which constitutes 72.9% of the issued Ordinary Shares (including the Ordinary Shares issuable upon a conversion of the Convertible Subordinated Notes due 2008 beneficially owned by STSPL) and 65.7% of the maximum potential issued share capital of the Company. This figure includes the 712,228,050 Ordinary Shares (including 250,000 Ordinary Shares represented by ADSs) owned by STSPL as of March 1, 2007, the date of the announcement of the Offer and the Purchase Shares.
     By virtue of its ownership of 100% of STSPL, Temasek could be deemed to share beneficial ownership of the 1,545,759,089 Ordinary Shares beneficially owned by STSPL, including Ordinary Shares represented by ADSs and Ordinary Shares into which Convertible Subordinated Notes due 2008 of the Company may be converted, representing 72.9% of the issued Ordinary Shares (including the Ordinary Shares issuable upon a conversion of the Convertible Subordinated Notes due 2008 beneficially owned by STSPL) and 65.7% of the maximum potential issued share capital of the Company.
     All calculations of percentages of Ordinary Shares herein are based on information as of April 20, 2007 as provided to STSPL by the Company.
     (b) STSPL and, by virtue of its ownership of 100% of STSPL, Temasek share the power to vote or to direct the vote of, and the power to dispose, or direct the disposition of, all the Ordinary Shares, including Ordinary Shares represented by ADSs, that are owned by STSPL.
     (c) On April 13, 2007, STSPL announced that all conditions to the Offer were satisfied and that the Offer had been declared unconditional in all respects. As of 5:00 p.m. Singapore time, 5:00 a.m. New York City time, on April 13, 2007, STSPL had acquired beneficial ownership of 653,713,539 Ordinary Shares (including Ordinary

Shares represented by 28,874,904 ADSs) in respect of which acceptances have been tendered pursuant to the Offer. STSPL has also acquired beneficial ownership of the 97,027,080 Ordinary Shares into which 2.50% Convertible Subordinated Notes due 2008 of the Company in respect of which acceptances have been tendered pursuant to the Offer may be converted. The Press Release of STSPL, dated April 13, 2007 and included as Exhibit (a)(1)(xxv) to Amendment No. 7 to Schedule TO filed by the Filing Persons on April 13, 2007, is included as an exhibit hereto and incorporated by reference.
     As of 5:30 p.m. Singapore time, 5:30 a.m. New York City time, on April 16, 2007, STSPL had acquired beneficial ownership of an additional 29,515,170 Ordinary Shares (including Ordinary Shares represented by 1,600 ADSs) in respect of which acceptances have been tendered pursuant to the Offer.
     As of 5:30 p.m. Singapore time, 5:30 a.m. New York City time, on April 17, 2007, STSPL had acquired beneficial ownership of an additional 8,487,260 Ordinary Shares (and no Ordinary Shares represented by ADSs) in respect of which acceptances have been tendered pursuant to the Offer.
     As of 5:30 p.m. Singapore time, 5:30 a.m. New York City time, on April 18, 2007, STSPL had acquired beneficial ownership of an additional 35,906,270 Ordinary Shares (including Ordinary Shares represented by 287 ADSs) in respect of which acceptances have been tendered pursuant to the Offer.
     As of 5:30 p.m. Singapore time, 5:30 a.m. New York City time, on April 19, 2007, STSPL had acquired beneficial ownership of an additional 4,504,440 Ordinary Shares (and no Ordinary Shares represented by ADSs) in respect of which acceptances have been tendered pursuant to the Offer.
     As of 5:30 p.m. Singapore time, 5:30 a.m. New York City time, on April 20, 2007, STSPL had acquired beneficial ownership of an additional 2,720,260 Ordinary Shares (including Ordinary Shares represented by 33,226 ADSs) in respect of which acceptances have been tendered pursuant to the Offer.
     As of 5:30 p.m. Singapore time, 5:30 a.m. New York City time, on April 23, 2007, STSPL had acquired beneficial ownership of an additional 1,657,020 Ordinary Shares (including Ordinary Shares represented by 202 ADSs) in respect of which acceptances have been tendered pursuant to the Offer.
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The disclosure set out in the Offer to Purchase under the headings “SPECIAL FACTORS—Section 8. Transactions and Arrangements Concerning the Ordinary Shares, ADSs and Convertible Notes,” “SPECIAL FACTORS—Section 9. Related Party Transactions; Certain Transactions Between the Temasek and its Affiliates and the Company” and “THE OFFER—Section 11. Certain Information Concerning STSPL and Temasek” is incorporated herein by reference. Other than as described herein and in the Offer to Purchase, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2, or between those persons and any other person with respect to the securities of the Company.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1:	Information Concerning Directors and Executive Officers of STSPL and Temasek

Exhibit 99.2:	Offer to Purchase, dated March 16, 2007, incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by the Filing Persons with the SEC on March 16, 2007, as amended by the Amendments to Schedule TO filed by the Filing Persons with the SEC on March 19, 2007, March 27, 2007, March 30, 2007, April 6, 2007, April 9, 2007, April 10, 2007, April 13, 2007, April 16, 2007, April 18, 2007, April 19, 2007, April 20, 2007 and April 23, 2007.

Exhibit 99.3	Press Release, dated April 13, 2007, incorporated by reference to Exhibit (a)(1)(xxv) to Amendment No. 7 to Schedule TO filed by the Filing Persons on April 13, 2007.

Exhibit 99.4:	Joint Filing Agreement, dated as of April 23, 2007, between STSPL and Temasek

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Singapore Technologies Semiconductors Pte Ltd
By:	/s/ Lena Chia Yue Joo
	Name:	Lena Chia Yue Joo
	Title:	Director
	Date:	April 23, 2007

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Temasek Holdings (Private) Limited
By:	/s/ Lena Chia Yue Joo
	Name:	Lena Chia Yue Joo
	Title:	Managing Director Legal & Regulations
	Date:	April 23, 2007